March 8, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

100 F Street, NE

Washington, DC 20549

Attention: Stacie Gorman

Re:	IB Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed January 31, 2024
File No. 333-275650

Ladies and Gentlemen:

This letter is being submitted on behalf of IB Acquisition Corp. (the “Company”) in response to the comment letter, dated February 14, 2024, of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 2 to the Registration Statement on Form S-1 filed on January 31, 2024 (the “Registration Statement”). The Company’s amended Registration Statement (the “Amended Registration Statement”) has been filed with the Commission.

Amendment No. 2 to Registration Statement on Form S- 1

Risk Factors

Inflation Reduction Act of 2022 may result in the imposition of an excise tax on the Company . . ., page 47

1. Please expand your disclosure to describe, if applicable, the risk that if existing SPAC investors elect to redeem their shares in connection with a business combination such that their redemptions would subject you to the stock buyback excise tax, the remaining shareholders that did not elect to redeem may economically bear the impact of the excise tax.

RESPONSE:	The Amended Registration Statement has been amended on page 47 to address the Staff’s comment.

If we are deemed to be an investment company under the Investment Company Act . . ., page 48

2. We note your statement that the assets in your trust account will be securities, including U.S. Government securities or shares of money market funds registered under the Investment Company Act and regulated pursuant to rule 2a-7 of that Act. Please disclose the risk that you could nevertheless be considered to be operating as an unregistered investment company. Disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under the Investment Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result of this status, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and any rights, which would expire worthless. Please also confirm that if your facts and circumstances change over time, you will update your disclosure to reflect how those changes impact the risk that you may be considered to be operating as an unregistered investment company.

RESPONSE:	The Amended Registration Statement has been amended on pages 48 and 49 to address the Staff’s comment.

Management, page 83

3. We note that you have included disclosure regarding Christy Albeck, your new Chief Financial Officer. Please revise to clearly disclose her business experience during the past five years. Refer to Item 401 of Regulation S-K.

RESPONSE:	The Amended Registration Statement has been amended on page 84 to address the Staff’s comment.

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United States Securities and Exchange Commission March 8, 2024 Page 2

Should you have any questions regarding the foregoing, please do not hesitate to contact Cavas Pavri at (202) 724-6847.

Sincerely,
ARENTFOX SCHIFF LLP

/s/ Cavas Pavri
By: Cavas Pavri

Enclosures

cc:	Al Lopez, CEO, IB Acquisition Corp.
Ralph V. De Martino, ArentFox Schiff LLP